                                                            OMB APPROVAL

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                AMENDMENT NO. 1


Section 240.13e-100.

      Schedule 13E-3 [Section 240.13e-3], Rule I3e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 [Section 240.13e-3] thereunder.

                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                       SPORTS RESORTS INTERNATIONAL, INC.
                              (Name of the Issuer)

                       SPORTS RESORTS INTERNATIONAL, INC.
                              DONALD J. WILLIAMSON
                                PATSY WILLIAMSON

                                 LISA ALEXANDER

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE, $0.01 PER SHARE
                         (Title of Class of Securities)

                                    84918U108
                      (CUSIP Number of Class of Securities)

                              GREGORY T. STRZYNSKI
                             CHIEF FINANCIAL OFFICER
                                 951 AIKEN ROAD
                                OWOSSO, MI 48867
                                 (989) 725-8354
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

[ ]   a.    The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2],
            Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
            [Section 240.13e-3(c)] under the Securities Exchange Act of 1934.

[ ]   b.    The filing of a registration statement under the Securities Act of
            1933.

[X]   c.    A tender offer.

[ ]   d.    None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

    Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE


Transaction
 valuation*                                                Amount of filing fee
$919,025                                                   N/A


  *Set forth the amount on which the filing fee is calculated and state how it was determined.

SEC 1893-A (4-05)       PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                        UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                        NUMBER.

      [X]   Check box if any part of the fee is offset as provided by Rule 0-11
            (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $98.34

Form or Registration No.: SC TO-I

Filing Party:  SPORTS RESORTS INTERNATIONAL, INC.


Date Filed:  February 15, 2006

Item 1. SUMMARY TERM SHEET

      The Company is offering to purchase any and all of its outstanding shares of common stock, for a price, net to the seller in cash, of $1.00 per share. Through a question and answer format, this Summary Term Sheet will explain to you the important terms of the proposed transaction. This explanation will assist you in deciding whether to tender your shares to the Company. This Summary Term Sheet serves only as an introduction, and you are urged to read carefully the Offer to Purchase and the accompanying Letter of Transmittal in order to educate yourself regarding the Offer. Unless otherwise noted, cross-referenced text in this Summary Term Sheet refers to Sections within the Offer to Purchase where additional information can be found.

EXPLANATORY NOTE


TENDER OFFER BY THE COMPANY. On September 21, 2005 the Company commenced a Tender Offer for all of the shares of the Company's outstanding common stock. Under the Offer, each shareholder that tendered his or her shares would receive consideration in the amount of $1.00 per share. The Company was informed that Donald J. Williamson and his family would not be tendering the shares that they own in the Offer. The purpose of the Offer was to reduce the number of shareholders so that the Company could delist from the Nasdaq Small Cap Market and deregister from the reporting obligations of the Securities and Exchange Commission and become a private company. The Offer was scheduled to end on October 21, 2005. As of the ending date of the Offer, approximately 516,000 shares had been tendered out of approximately 919,000 shares available. However, the Company was notified by the SEC that the information supplied to shareholders regarding the Offer was not complete and that the Offer would need to be terminated. On October 28, 2005, the Company announced that it had terminated the Offer and that all shares tendered would be returned to the shareholder. Subsequently, the Company's common stock was delisted from the NASDAQ Small Cap Market. Upon clearance from the SEC, the Company intends to commence a new tender offer on the same terms and conditions.


FREQUENTLY ASKED QUESTIONS

Q: WHO IS OFFERING TO BUY MY SHARES OF COMMON STOCK?

A: The Company is offering to buy back any and all outstanding shares of its common stock in a self-tender offer.

Q: WHAT SECURITIES AND AMOUNTS OF SECURITIES ARE SOUGHT IN THE OFFER?

A: The Company is making the offer to purchase any and all of the outstanding shares of its common stock. Although the Offer is being made to all holders of the common stock of the Company, Donald J. Williamson, his spouse and children (the "Continuing Shareholders"), who hold approximately 98% of the aggregate number of Shares currently issued and outstanding have advised the Company that they do not intend to tender any of their shares of common stock pursuant to the offer.

Q: HOW MUCH IS THE COMPANY OFFERING TO PAY, AND WHAT IS THE FORM OF PAYMENT?

A: The Company is offering to pay $1.00 per share of common stock, in cash, without interest.

Q: WHAT IS THE PURPOSE OF THE OFFER?


A: The purpose of the offer is to provide shareholders with liquidity for their shares. Following completion of the offer, the Company will be taken private by terminating the registration of the Company's shares of common stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act").


Q: DOES THE COMPANY HAVE THE FINANCIAL RESOURCES TO PAY FOR THE SHARES OF COMMON STOCK?

A: Yes. The Company intends to use existing cash to repurchase the shares.

Q: SHOULD I CONSIDER THE COMPANY'S FINANCIAL CONDITION WHEN DECIDING TO TENDER MY SHARES?

A: You may want to consider the Company's financial condition when deciding whether to tender your shares of common stock in the offer because tendering your shares in the offer would end your ownership interest in the Company, which includes ending the chance to receive any possible future dividends or other payments and any possible benefit from increases in the value of the common stock.

Q: HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES OF COMMON STOCK IN THE OFFER?


A: You have until 5:00 P.M., Eastern Time on March __, 2006 to tender your shares of common stock in the offer. The Company will purchase all properly tendered and not properly withdrawn shares promptly following the expiration date if the conditions to the offer are then met. After making these purchases, the Company may continue for a limited period of time to purchase shares of common stock submitted to it. Also, if the conditions to the offer are not met on the expiration date, the Company may extend the offer or waive unfulfilled conditions in its sole discretion.


Q: HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?


A: If the offer is extended past March __, 2006, the Company will make a public announcement of the new expiration date. The Company will announce any extension no later than 9:00 A.M. Eastern Time, on the next business day after the last previously scheduled or announced expiration date.


Q: WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

A: The Company is not obligated to purchase any shares of common stock that are validly and properly tendered unless certain conditions are met. Most significantly, the Company can terminate the offer, in its sole discretion, if, among other things:

      -a lawsuit or similar action is threatened or instituted against the Company challenging the offer, or in the Company's sole discretion, resulting or having the potential to result in a material adverse effect on the Company or the offer;

      -the Company believes that acceptance for payment of the tendered shares of common stock would be illegal;

      -the Company believes that there are events that, in the sole discretion of the Company, may have a material adverse effect on the Company;

      -the members of the Board of Directors of the Company conclude that the exercise of their fiduciary duties requires the Company to terminate the Offer.

The Company reserves the right to waive any of the above conditions.

Q: CAN THE COMPANY AMEND THE TERMS OF THE TENDER OFFER?

A: Yes, the Company reserves the right, in its sole discretion, to amend the Offer in any respect.

Q: HOW DO I FIND OUT IF THE COMPANY AMENDS THE TERMS OF THE TENDER

OFFER?

A: The Company will announce any amendment to the Offer by making a public announcement of the amendment. In the event of a termination or postponement of the Offer, the Company will also give written or oral notice to Registrar and Transfer Company, the depositary.

Q: HOW DO I TENDER MY SHARES?

A: If you hold your Shares "of record," you can tender your shares by completing and sending the enclosed Letter of Transmittal along with any other documents required by the Letter of Transmittal and the share certificates to Registrar and Transfer Company at the address listed on the enclosed Letter of Transmittal. If your broker holds your shares in "street name" for you, you must direct your broker to tender your shares. Please contact your broker.

Q: WHAT DOES THE BOARD OF DIRECTORS THINK OF THE OFFER?

A: The Board of Directors has determined the Offer is fair to unaffiliated shareholders in the best interests of the unaffiliated shareholders of the Company. However, neither the Board of Directors nor the Company makes any recommendation as to whether you should tender or refrain from tendering your shares.

Q: WILL THE COMPANY CONTINUE AS A PUBLICLY-TRADED COMPANY?


A: No, following completion of the Offer, the Company intends to terminate the registration of its common stock under the Exchange Act thus causing the Company to become a privately owned company.



Q: WHAT WILL I RECEIVE IF I EXERCISE MY DISSENTER'S RIGHTS IN THE EVENT A SECOND STEP MERGER IS COMPLETED?



A: You would receive a judicially determined value for your shares which could be more or less than the $1.00 per share which would be paid under a second step merger.


Q: WITH WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

A: If you have questions, you should contact Gregory T. Strzynski, the information agent for the offer, at (877) 725-7335.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The Company is a Michigan corporation with its principal executive offices located at 951 Aiken Road, Owosso, MI 48867. The main telephone number of the Company is (989) 725-8354. The Company, through its subsidiaries manufactures bedliners for pickup trucks and operates a motor sports racing facility.

(b) The Company is offering to purchase any and all of the outstanding shares of common stock of the Company, par value $.01 per share (the "Shares"), for a price of $1.00 per share (the "Purchase Price") net to seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase. As of December 12, 2005, there were 48,399,771 Shares issued and outstanding.

(c) The Shares are listed and principally traded on NASDAQ Small Cap Market under the ticker symbol "SPRI." The following table sets forth, for the periods indicated, the high and low closing sales prices per share reported on the
NASDAQ:

                                                         HIGH                      LOW
Fiscal 2005
         First Quarter                                   $3.98                     $2.31
         Second Quarter                                  $3.38                     $0.79
         Third Quarter                                   $1.19                     $0.48
         Fourth Quarter (through December 12, 2005)      $1.01                     $0.51

Fiscal 2004
         First Quarter                                   $5.05                     $3.80
         Second Quarter                                  $5.91                     $3.51
         Third Quarter                                   $4.78                     $3.65
         Fourth Quarter                                  $3.74                     $2.57

Fiscal 2003
         First Quarter                                   $8.21                     $5.01
         Second Quarter                                  $7.30                     $3.90
         Third Quarter                                   $6.10                     $3.86
         Fourth Quarter                                  $6.03                     $4.40


On December 12, 2005, the last reported closing sales price per share as reported on the NASDAQ was $.72 per share. Prior to the announcement of the Offer, there were approximately 226 holders of record, as defined by Rule 12g5-1 of the Exchange Act.

(d) (e) (f) The Company has never declared any cash dividends on the Shares and expects that for the foreseeable future it will follow a policy of retaining earnings in order to finance the continued development of its business. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon the earnings, capital requirements and operating and financial condition of the Company, among other factors. The Company has not completed an underwritten public offering for cash of the Shares within the past three years. The Company has not purchased any Shares within the past two years.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON


Mr. Williamson, Mrs. Williamson and her daughter, Lisa Alexander are the filing persons. Mrs. Williamson owns various automobile dealerships. Mr. Williamson is the founder and current Chief Executive Officer of the company.


ITEM 4. TERMS OF THE TRANSACTION


Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Company will accept for payment and pay for all of the Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with "The Tender Offer-Withdrawal Rights" at the Purchase Price of $1.00 per share, net to the seller in cash, without interest thereon. The Expiration Date of the Offer is 5:00 P.M., Eastern Time, on March __, 2006, unless and until the Company, in its sole discretion, shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, shall expire.


The Company expressly reserves the right, at its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the conditions specified in "The Tender Offer-Certain Conditions of the Offer," by giving oral or written notice of such extension to the Depositary. During any such extension, all of the Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares.

Subject to the applicable regulations of the Commission, the Company also expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to terminate the Offer and not accept for payment any of the Shares upon the occurrence of any of the conditions specified in "The Tender Offer-Certain Conditions of the Offer," and (ii) to waive any condition or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. The Company acknowledges that (i) Rule 13e-4(1) under the Exchange Act requires the Company to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and (ii) the Company may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any of the Shares upon the occurrence of any of the conditions specified in the Offer without extending the period of time during which the Offer is open.

Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 13e- 3( e)(2), 13e-4( e )(2) and 13e-4(1) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

If the Company makes a material change in the terms of the Offer or other information concerning the Offer, or waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-3(e)(2), 13e-4(e)(2) and 13e-4(1) under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend on the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to shareholders and investor response.

If, prior to the Expiration Date, the Company should decide to decrease the number of the Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of the Shares being sought or such increase or decrease in the consideration being offered will be applicable to all shareholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such decrease in the number of the Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of this Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:00 A.M. through 5:00 P.M., Eastern Time.

Pursuant to Rule 14d-11, under the Exchange Act, the Company may, subject to certain conditions, provide a subsequent offering period of three to twenty business days in length following the purchase of the Shares on the Expiration Date (the "Subsequent Offering Period"). The Company currently has no intention to provide a Subsequent Offering Period but reserves the right to provide for one in the event that the Continuing Shareholders own less than 100% of the Shares following expiration of the initial offer period. A Subsequent Offering Period is an additional period of time, following the expiration of the Offer and the purchase of the Shares in the Offer, during which shareholders may tender the Shares that had not been purchased in the Offer. A Subsequent Offering Period is not an extension of the Offer that already will have been completed. In the event the Company decides to provide for a Subsequent Offering Period, it will notify the shareholders by means of a public announcement.

During a Subsequent Offering Period, tendering shareholders will not have withdrawal rights and the Company will promptly purchase and pay for any of the Shares tendered at the same price paid in the Offer. Rule 14d-11 provides that the Company may provide a Subsequent Offering Period so long as, among other things, (i) the initial twenty business day period of the Offer has expired;
(ii) the Company offers the same form and amount of consideration for the Shares in the Subsequent Offering Period as in the Offer; (iii) the Company accepts and promptly pays for all of the Shares tendered during the Offer prior to the Expiration Date; (iv) the Company announces the results of the Offer, including the approximate number and percentage of the Shares deposited in the Offer, no later than 9:00 A.M., Eastern Time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period; and (v) the Company immediately accepts and promptly pays for the Shares as they are tendered during the Subsequent Offering Period. In the event the Company elects to extend the Subsequent Offering Period, the Company will notify the shareholders consistent with the requirements of the Commission.

PURSUANT TO RULE 14D-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO THE SHARES TENDERED DURING THE SUBSEQUENT OFFERING PERIOD. THE PURCHASE PRICE WILL BE PAID TO SHAREHOLDERS TENDERING SHARES IN THE SUBSEQUENT OFFERING PERIOD.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of the Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing. The Company has not made any provision in connection with the Offer to grant unaffiliated shareholders access to the Company's files or to obtain counselor appraisal services at the expense of the Company.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for payment and pay for (and thereby purchase) all of the Shares properly tendered and not properly withdrawn prior to the Expiration Date. All questions as to the satisfaction of such terms and conditions will be determined by the Company in its sole discretion, which determination will be final and binding.

Upon the terms and subject to the conditions of the Offer promptly after, the latest to occur of (i) the Expiration Date and (ii) the satisfaction or waiver, of the conditions to the Offer, the Company will accept for payment and pay a Purchase Price of $1.00 per share for any and all of the Shares properly tendered and not properly withdrawn. Subject to applicable rules of the Commission, the Company expressly reserves the right to delay acceptance for payment of, or payment for, the Shares in order, to comply in whole or in part with any applicable law.

In all cases, payment for the Shares tendered and accepted for payment pursuant to the Offer, will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares to the Depositary at Registrar & Transfer Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "The Tender Offer-Procedures for Accepting the Offer and Tendering Shares," (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal, and
(iii) any other documents required under the Letter of Transmittal.

For purposes of the Offer the Company will be deemed to have accepted for payment (and thereby purchased) the Shares properly and validly tendered and not properly withdrawn as, if and when the Company gives oral or written notice to the Depositary of the Company's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for the Shares accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price with the Depository, which will act as agent for tendering shareholders for the purpose of receiving payments from the Company and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the Purchase Price be paid, regardless of any delay in making such payment.

The Company will pay all stock transfer taxes, if any, payable on the transfer to it of the Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if Shares not purchased are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder, or the other person), payable on account of the transfer of the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer, taxes, or exemption therefrom is submitted. See Instruction 6 of the Letter of Transmittal.

PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

In order for a holder of Shares to properly and validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must he received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

SHAREHOLDERS WHO HOLD THE SHARES THROUGH BROKERS OR BANKS ARE URGED TO CONSULT THE BROKERS OR BANKS TO DETERMINE WHETHER TRANSACTION COSTS ARE APPLICABLE IF SHAREHOLDERS TENDER THE SHARES THROUGH THE BROKERS OR BANKS AND NOT DIRECTLY TO THE DEPOSITARY.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book--Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares to the Depositary at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. Although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing referred to as an "Eligible Institution"), except in cases where the Shares are tendered
(i) by a registered holder of the Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be returned to a person other than the registered holders, then the Share Certificate must be endorsed or accompanied by appropriate stock power, in either case signed exactly as the name(s) of the registered holders appear on the Share Certificate, with the signature(s) on such Share Certificate or stock power guaranteed by an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholders Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

      a. such tender is made by or through an Eligible Institution;

      b. a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Company is received prior to the Expiration Date by the Depositary as provided below; and

      c. the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Company.

In all cases, payment for the Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

Determination of Validity. All questions as to the number of the Shares to be accepted, the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of the Shares will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its legal counsel, be unlawful. The Company also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any of the Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of the Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Company, the Board of Directors of the Company, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Lost, Destroyed or Stolen Certificates. If any certificates for the Shares have been lost, destroyed or stolen, shareholders should contact the Depositary immediately at the address and telephone number set forth on the Letter of Transmittal. In such event, the Depositary will forward additional documentation necessary to be completed in order to surrender effectively such lost, destroyed or stolen certificates. The Purchase Price with respect to the relevant Shares will not be paid until the procedures for replacing lost, destroyed or stolen certificates have been followed.

Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of the Company as such shareholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Company (and with respect to any and all of the Shares or other securities issued or issuable in respect of such Shares on or after March
___, 2006). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Company accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Company will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise.


TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN SHAREHOLDERS OF THE PURCHASE PRICE OF THE SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH SHAREHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A SHAREHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 30% OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER. SEE INSTRUCTION 8 OF THE LETTER OF TRANSMITTAL.

Tendering Shareholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer, as well as the tendering shareholder's representation and warranty to the Company that (a) the shareholder has a "net long position" (as defined in Rule 14e-4 under the Exchange Act (Rule 14e-4")) in the Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4, and (b) the tender of Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person's own account unless, at the time of tender (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) the Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and will acquire the Shares for tender by conversion, exchange or exercise, and (z) will deliver or cause to he delivered the Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and conditions of the Offer.

CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

WITHDRAWAL RIGHTS

Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 40 business days following the commencement of the Offer. If the Company extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer, the Depositary may, nevertheless, on behalf of the Company, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of the Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered the Shares. If Share Certificates evidencing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If the Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

All questions as to the form and validity (including the time of receipt) or any notice of withdrawal will be determined by the Company, in its sole discretion, whose determination will be final and binding. None of the Company, the Board of Directors of the Company, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. Withdrawn Shares may, however, be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "The Tender Offer-Procedures for Accepting the Offer and Tendering Shares."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The Company did not obtain a tax opinion or seek a ruling from the Internal Revenue Service. Shareholders are urged to consult their own tax adviser.

Sales of the Shares by shareholders pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state, local, foreign and other tax laws. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. No ruling as to any matter discussed in this summary has been requested or received from the Internal Revenue Service. The federal income tax consequences to a shareholder may vary depending upon the shareholder's particular facts and circumstances.

Under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of the Shares pursuant the Offer will, as a general rule, be treated as a sale or exchange if the receipt of cash upon such sale (i) is "substantially disproportionate" with respect to the shareholder, (ii) results in a "complete redemption" of the shareholder's interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the shareholder. If any of those three tests is satisfied, a tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer and the shareholders tax basis in the Shares sold pursuant to the Offer. Recognized gain or loss will be capital gain or loss, assuming the Shares are held as capital assets, which will be long-term capital gain or loss if the Shares are held for more than one year. If a shareholder is a certain type of entity or individual (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign shareholders and shareholders who acquired their Shares upon the exercise of options or otherwise as compensation) such shareholder may be subject to special rules not discussed below.

Net capital gain recognized by an individual upon the sale of, or otherwise attributable to, a capital asset that has been held for more than one year will generally be subject to tax at a rate not to exceed 20%. Capital gain recognized from the sale of, or otherwise attributable to, a capital asset held for one year or less will be subject to tax at the ordinary income tax rates. Currently, the highest ordinary income tax rate is 35%. In addition, capital gain recognized by a corporate taxpayer will be subject to tax at the ordinary income tax rates applicable to corporations. The deductibility of capital losses by individuals and corporations is subject to certain limitations.

In determining whether any of the tests under Section 302 of the Code are satisfied, shareholders must take into account not only the Shares they actually own, but also any Shares they are deemed to own pursuant to the constructive ownership rules of Section 318 of the Code. Pursuant to those constructive ownership rules, a shareholder is deemed to own Shares actually owned, and in some cases constructively owned, by certain related individuals or entities, and any Shares that the shareholder has the right to acquire by exercise of an option or by conversion or exchange of a security. The receipt of cash will be "substantially disproportionate" with respect to a shareholder if, among other things, the percentage of the Shares actually and constructively owned by the shareholder immediately following the sale of the Shares pursuant to the Offer (treating as no longer outstanding all of the Shares purchased pursuant to the Offer) is less than (a) 80% of the percentage of the outstanding common stock actually and constructively owned by such shareholder immediately before the sale of the Shares pursuant to the Offer (treating as outstanding all of the Shares purchased pursuant to the Offer); and (b) 50% of the outstanding common stock following the sale of the Shares pursuant to the Offer. Shareholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances.

The receipt of cash by a shareholder will result in a "complete redemption" of the shareholders interest in the Company if all the Shares actually and constructively owned by the shareholder are sold pursuant to the Offer or otherwise if a shareholder's sale of stock would qualify as a complete redemption but for the Section 318 family attribution rules, the shareholder may, in some circumstances, waive the family attribution rules in accordance with Section 302(c) of the Code.

Even if the receipt of cash by a shareholder fails to satisfy the "substantially disproportionate" test and the "complete redemption" test, such shareholder may nevertheless satisfy the "not essentially equivalent to a dividend" if the shareholder's sale of the Shares pursuant to the Offer results in a "meaningful reduction" in the shareholder's proportionate interest in the Company. Whether a meaningful reduction has occurred and, therefore, whether the receipt of cash by a shareholder will be "not essentially equivalent to a dividend" will depend upon individual shareholders' facts and circumstances. Shareholders expecting to rely upon the "not essentially equivalent to a dividend" test should therefore consult their tax advisors as to its application in their particular situations.

If none of the three tests under Section 302 of the Code is satisfied, then, to the extent the Company has sufficient earnings and profits, the tendering shareholder will he treated as having received a dividend includible in gross income (and taxable at ordinary income rates) in an amount equal to the entire amount of cash received by the shareholder pursuant to the Offer (without any offset for such shareholders tax basis in the Shares surrendered).

In the case of a corporate shareholder, if the cash paid is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if, among other things, the corporate shareholder does not satisfy certain holding period requirements with respect to the Shares or if the Shares are treated as "debt financed portfolio stock" within the meaning of
Section 246A(c) of the Code. Generally, if a dividends-received deduction is available, the dividend may be treated as an "extraordinary dividend" under
Section 1059(a) of the Code, in which case such corporate shareholder's tax basis in the Shares retained by such shareholder would be reduced, but not below zero, by the amount of the nontaxed portion of the dividend. Any amount of the nontaxed portion of the dividend in excess of the shareholder's basis will generally be treated as capital gain and will be recognized in the taxable year in which the extraordinary dividend is received. If a redemption of the Shares from a corporate shareholder pursuant to the Offer is treated as a dividend as a result of the shareholder's constructive ownership of other Shares that it has an option or other right to acquire, the portion of the extraordinary dividend not otherwise taxed because of the dividends-received deduction would reduce the shareholder's adjusted tax basis only in the Shares sold pursuant to the Offer, and any excess of such non-taxed portion over such basis would be currently taxable as gain on the sale of such Shares. Except as may otherwise be provided in applicable Treasury regulations, in the case of any redemption of stock which is not pro rata as to all shareholders, any amount treated as a dividend under the rules of Section 302 of the Code is treated as an extraordinary dividend without regard to the shareholder's holding period or the amount of the dividend. Corporate shareholders should consult their tax advisors as to the availability of the dividends-received deduction and the application of Section 1059 of the Code.

"Backup withholding" at a rate 30% will apply to payments made to shareholders pursuant to the Offer unless the shareholder has furnished its taxpayer identification number in the manner prescribed in applicable Treasury regulations, has certified under penalties of perjury that such number is correct, has certified as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from a shareholder under the backup withholding rules generally will be allowed as a refund or a credit against such shareholder's United States federal income tax liability, provided the required information is furnished to the IRS.

To avoid the imposition of the backup withholding, shareholders who are U.S. persons should submit to the Depositary the Form W-9 included with the Letter of Transmittal, and shareholders who are non-U.S. persons should submit to the Depositary Form W-8. Shareholders should consult their tax advisors to determine whether or not they will be treated as a U.S. person for purposes of backup withholding.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON THE FEDERAL INCOME TAX LAW NOW IN EFFECT, WHICH IS SUBJECT TO CHANGE, POSSIBLY RETROACTIVELY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING SHAREHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. SHAREHOLDERS ARE URGED TO

CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THE OFFER AND THE EFFECT OF THE RULES DESCRIBED ABOVE.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

On September 21, 2005, the Company commenced a tender offer on the same terms and conditions as this Offer. Approximately 516,000 shares were tendered by unaffiliated shareholders. The Company terminated the September 21, 2005 tender offer on October 28, 2005 after consultation with the staff of the Securities and Exchange Commission and returned all of the shares tendered.


The Company and its subsidiaries are parties to transactions with Donald & Patsy Williamson. Together, Mr. and Mrs. Williamson own approximately 96% of the Company's outstanding shares. In February, 1999 the Company loaned $5,200,000 to South Saginaw, L.L.C., a limited liability company owned by Mr. Williamson. The note is secured by a mortgage and personal guarantee. The loan required monthly payments of $43,496 including principal and interest with a balloon payment due February 2005. This note is currently in default because South Saginaw has failed to make the balloon payment when due in February 2005, however, South Saginaw continued to make the same principal and interest payments through May 2005 and made a partial principal payment of $1,600,000 in June 2005. The Company has obtained an independent appraisal of the collateral which indicates a value of approximately $4,800,000. The Company is evaluating its options with regard to the collateral. The Company believes that it has adequate collateral to secure the remaining obligation which includes principal and accrued interest of $2,758,892 and $91,580 respectively at September 30, 2005.



From 1999 through the first six months of 2002, the Company made certain advances to affiliated entities controlled by Donald J. Williamson. The total amount of these advances outstanding as of September 30, 2005 was $396,000, which is to be reimbursed to the Company by the affiliated entities. These advances to related parties are recorded as a reduction in shareholders' equity. In accordance with the Sarbanes-Oxley Act of 2002, the Company discontinued making any additional advances, or any modifications to existing credit arrangements to or on behalf of affiliated entities.


The Company leases its headquarters and manufacturing facility from 620 Platt Road L.L.C., a limited liability company owned by Mr. and Mrs. Williamson. The lease was extended in the second quarter of 2005 and requires the Company to make lease payments of $50,000 per month along with all taxes, insurance and maintenance expenses through May of 2020.


The Company has net operating loss carryforwards for federal income tax purposes of approximately $2,834,000 the last of which expire in 2004 if not utilized. The Company plans to use those carryforwards to offset taxable income in future periods if there is any income. The Company does not have any net operating losses to carryback to prior years based on current tax laws.


Mr. Williamson in the past 2 years has discussed proposing a number of corporate transactions. On March 15, 2005, Mr. Williamson discussed proposing a spin-off of the Company's 3 subsidiaries as independent public companies to shareholders. He has also discussed proposing a variety of share exchanges and other recapitalizations, however, none of these proposed transactions have ever been officially proposed to the Board of Directors or aggressively pursued by Mr. Williamson.



From 1999 through the first six months of 2002, the Company made certain advances to affiliated entities controlled by Donald J. Williamson. The total amount of these advances as of September 30, 2005 was $396,000, which is to be reimbursed to the Company by the affiliated entities. The advances to related parties are recorded as a reduction in shareholder's equity. In accordance with the Sarbanes-Oxley Act of 2002, the Company stopped making such advances.


ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS


The Company believes that the public trading market for the Shares has historically been characterized by low prices and low trading volume. For these and other reasons, including the delisting of the Company's common stock from the NASDAQ Small Cap Market, and after the conclusion of the Offer, the Company intends to terminate the registration of the Shares under the Exchange Act. The purpose of the Offer, therefore, is to provide the holders of the Shares with liquidity prior deregistration.


The purchase of the Shares by the Company pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of the Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. If consummated, the Offer alone, or the Offer followed by a Second Step Transaction will result in a change in the capitalization of the Company.


The Shares previously traded on the NASDAQ-Small Cap Market under the ticker symbol SPRI. As of December 12, 2005, there were 48,399,771 Shares issued and outstanding and approximately 226 holders of record of the Shares and approximately 533 public shareholders as that term is defined by pursuant to NASDAQ guidelines.


The Shares are currently registered under the Exchange Act, which requires among other things, that the Company furnish certain information to its shareholders and the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's shareholders. Such registration may be terminated upon application of the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. The Company currently has 226 holders of record for purposes of the Exchange Act, which makes the Company eligible to deregister the Shares under the Exchange Act once the Shares are delisted from NASDAQ regardless of the outcome of the Offer.

The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission and render inapplicable certain provisions of the Exchange Act, including requirements that the Company file periodic reports (including financial statements), the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, and requirements that the Company's officers, directors and 10% shareholders file certain reports concerning ownership of the Company's equity securities and provisions that any profit by such officers, directors and shareholders realized through purchase and sales of the Company's equity securities during any six month period may be recaptured by the Company. Except as disclosed in this section and elsewhere in the Offer to Purchase, the Company has no other present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) any extraordinary corporate transaction, such as merger, reorganization, liquidation or sale or transfer of a material amount of assets, involving the Company, (iii) any material change in the present dividend policy or indebtedness or capitalization of the Company, (iv) any other material change in the Company's corporate structure or business, or (v) any change in the Company's articles of incorporation, as amended, bylaws or instruments corresponding thereto or any other actions that may impede the acquisition of control of the Company by any person.


The Company anticipates that following completion of the Offer, the Continuing Shareholders will cause the Company to change the composition of the Board of Directors to include only Continuing Shareholders and certain executive officers of the Company. It is further anticipated that the persons who are presently executive officers of the Company will continue in there same positions following completion of the Offer and, if it is deemed desirable by the Company and the Continuing Shareholders, a Second Step Transaction. However, the Company's Chief Financial Officer, Greg Strzynski is expected to resign.


ITEM 8. FAIRNESS OF THE TRANSACTION

During August of 2005, various members of the Board of Directors evaluated the Company's alternatives to address notification by the Nasdaq Small Cap Market of possible delisting of the Company's common stock due to the inability of the Company's common stock to maintain a bid price of at least $1.00. The Board also discussed the continuing high cost to maintain the Company's status as a public company. As part of the these discussions, the Board of Directors considered among other things, the financial condition of the Company including the recent losses from operations, the increasing cost of raw materials including resin to manufacture bedliners, the slowdown in the purchase of pickup trucks by the public due to high fuel prices, the financial difficulties of customers and other suppliers of auto related parts and the increasing use of alternative bedliner products by pickup truck manufacturers and determined that in light of these market conditions it was unlikely that the Company's financial results would cause the price of the Company's common stock to rise to at least $1.00 per share to avoid delisting. The Board members also evaluated the performance of the Company's racetrack operations, the year to date attendance figures and the remaining events scheduled for the racetrack and determined that it was unlikely that the financial results from its racetrack operations would materially improve the valuation of the Company and increase the stock price to $1.00.


As a result of the determination that delisting was likely, Mr. Williamson discussed alternatives with the other members of the Board of Directors regarding the possibility of acquiring all of the Company's outstanding common stock from public shareholders. The other members of the Board of Directors and Mr. Williamson discussed the pricing of such a transaction and agreed that $1.00 per share would be offered to public shareholders. The Board members other than Mr. Williamson determined that a purchase price of $1.00 per share for the shares of common stock owned by unaffiliated shareholders was fair to unaffiliated shareholders based on the historical financial results and current financial condition of the Company. While the Board members other than Mr. Williamson did not assign any specific weight to any specific consideration, they considered the deteriorating conditions in the bedliner marketplace and the limited growth opportunity of Company's racetrack operations. They also considered the continuing high cost of maintaining the Company's public status in light of the Sarbanes-Oxley Act especially the pending expenditures needed to achieve compliance with Section 404 of Regulation S-K. The Directors other than Mr. Williamson also took into consideration that a purchase price of $1.00 per share valued the Company at approximately $48.4 million which was determined to be in excess of the Company's net book value of approximately $20 million and more than 2 times the Company's revenues in 2004 which were approximately $20.5 million. Further, the Directors other than Mr. Williamson considered that the Company's stock had settled into a trading range below $1.00. The common stock traded at $.50 per share bid, $.57 per share ask on September 17, 2005 before the Company commenced its terminated tender offer. Finally, the Board considered the likely limited marketability of the common stock in event of delisting by the Nasdaq Small Cap Marketplace.

Due to the cost involved, the Board members did not retain an independent financial advisor, obtain a fairness opinion or retain an unaffiliated representative to negotiate the Offer. However, the Board members other than Mr. Williamson have determined that the Offer is fair and that they will tender all of their shares in the Offer. The Offer is not contingent on the approval of the nonaffiliated shareholders.


Both the Board and Mr. Williamson determined that the Offer was fair to the unaffiliated shareholders.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Neither the Company nor any of the Continuing Shareholders have received any report, opinion or appraisal from an outside party that is materially related to the Offer including any report, opinion or appraisal relating to the consideration or fairness of the consideration to shareholders.

ITEM 10. SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

The total amount of funds required by the Company to consummate the Offer (and to pay related fees and expenses estimated to be approximately $175,000) assuming (i) that all of the Shares not owned by the Continuing Shareholders are validly tendered and not withdrawn, is approximately $1,094,000. The Company expects to finance the Offer from existing cash balances on hand. The Company does not have any alternative financing plans.

The following is an estimate of fees and expenses incurred or to be incurred in connection with the Offer. The Company will be responsible for paying all such fees and expenses. See also "The Tender Offer-Fees and Expenses."

Legal Fees                      $ 100,000
Printing and Mailing            $  25,000
Filing Fees                     $     110
Depository Fees                 $  25,000
Accountant's Fees               $  20,000
Miscellaneous                   $   5,000

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The following table shows the number of the Shares beneficially owned as of December 15, 2005, by each person or entity known to the Company who beneficially owns more than 5% of the Shares,

       Name and Address                    Amount of                 Nature of
        Of Beneficial                     Beneficial                Beneficial                         Percentage of
Owner of Common Stock (1) (2)              Ownership                 Ownership                             Class
----------------------------------   -------------------  --------------------------------             --------------
Donald J. Williamson                  46,436,060 shares   Sole voting and investment power                       95.9%
Patsy Williamson                         176,900          Sole voting and investment power                         .4%
Lisa Alexander                           867,786          Sole voting and investment power                        1.8%
                                      ------------------                                               --------------
Total                                 47,480,746                                                                 98.1%
                                      ==================                                               ==============


Unless otherwise indicated, each person or entity included in the table has sole voting and investment power as to the Shares shown. The Shares "beneficially owned" by a person or entity are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Commission and, accordingly, may include the Shares owned by or for, among others, the spouse, children or certain other relatives of such person. The same Shares may be beneficially owned by more than one person.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

During August of 2005, various members of the Board of Directors evaluated the Company's alternatives to address notification by the Nasdaq Small Cap Market of possible delisting of the Company's common stock due to the inability of the Company's common stock to maintain a bid price of at least $1.00. The Board also discussed the continuing high cost to maintain the Company's status as a public company. As part of the these discussions, the Board of Directors considered among other things, the financial condition of the Company including the recent losses from operations, the increasing cost of raw materials including resin to manufacture bedliners, the slowdown in the purchase of pickup trucks by the public due to high fuel prices, the financial difficulties of customers and other suppliers of auto related parts and the increasing use of alternative bedliner products by pickup truck manufacturers and determined that in light of these market conditions it was unlikely that the Company's financial results would cause the price of the Company's common stock to rise to at least $1.00 per share to avoid delisting. The Board members also evaluated the performance of the Company's racetrack operations, the year to date attendance figures and the remaining events scheduled for the racetrack and determined that it was unlikely that the financial results would materially improve the valuation of the Company and increase the stock price to $1.00.


As a result of the determination considered that delisting was likely, the Board along with Mr. Williamson approached a transaction to acquire all of the Company's outstanding common stock from public shareholders. The other members of the Board of Directors and Mr. Williamson discussed the pricing of such a transaction and agreed that $1.00 per share would be offered to public shareholders. The Board members other than Mr. Williamson determined that a purchase price of $1.00 per share for the shares of common stock owned by unaffiliated shareholders was fair to unaffiliated shareholders based on the historical financial results and current financial condition of the Company. Mr. Williamson independently also determined that the Offer price was fair to unaffiliated shareholders. While the Board members other than Mr. Williamson did not assign any specific weight to any specific consideration, they considered the deteriorating conditions in the bedliner marketplace and the limited growth opportunity of Company's racetrack operations. They also considered the continuing high cost of maintaining the Company's public status in light of the Sarbanes-Oxley Act especially the pending expenditures needed to achieve compliance with Section 404 of Regulation S-K. The Directors other than Mr. Williamson also took into consideration that a purchase price of $1.00 per share valued the Company at approximately $48.4 million which is far in excess of the Company's net book value of approximately $20 million and more than 2 times the Company's revenues in 2004 which were approximately $20.5 million. Further, the Directors other than Mr. Williamson considered that the Company's stock had settled into a trading range below $1.00. The common stock traded at $.50 per share bid, $.57 per share ask on September 17, 2005. Finally, the Board considered the likely limited marketability of the common stock in event of delisting by the Nasdaq Small Cap Marketplace.


Due to the cost involved, the Board members did not retain an independent financial advisor, obtain a fairness opinion or retain an unaffiliated representative to negotiate the Offer. However, the Board members other than Mr. Williamson have determined that the Offer is fair and that they will tender their shares in the Offer. The Offer is not contingent on the approval of the nonaffiliated shareholders

ITEM 13. FINANCIAL INFORMATION

The Company's audited consolidated financial statements as of December 31, 2004 and December 31, 2003 included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004 is incorporated herein by reference. Further, the Company's unaudited consolidated financial statements for the nine month periods ended September 30, 2005 and September 30, 2004, are included in the Company's Quarterly report on Form 10-Q for the period ended September 30, 2005 and are also incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company's Chief Financial Officer, Greg Strzynski will serve as Information Agent during the period the Offer is pending. Mr. Strzynski will not make any solicitations regarding the Offer and will not be providing any recommendation regarding the Offer. The purpose of the Information Agent is to provide shareholders with answers regarding their questions regarding the Offer. Mr. Strzynski will continue to serve as Chief Financial Officer and receive his regular compensation from the Company.

ITEM 15. ADDITIONAL INFORMATION

Not applicable.

ITEM 16. EXHIBITS.

     (a) (1)      FORM OF OFFER TO PURCHASE

     (a) (2)      FORM OF LETTER OF TRANSMITTAL

     (a) (3)      FORM OF NOTICE OF GUARANTEED DELIVERY

     (a) (4) FORM OF LETTER TO BROKERS, DEALERS, BANKS, TRUST COMPANIES AND OTHER NOMINEES.

     (a) (5) FORM OF LETTER FOR USE BY BROKERS, DEALERS, BANKS, TRUST COMPANIES AND OTHER NOMINEES.


     (a) (6) FORM OF LETTER TO SHAREHOLDERS FROM THE COMPANY DATED AS OF FEBRUARY __, 2006.



     (a) (7) FORM OF PRESS RELEASE TO BE ISSUED BY THE COMPANY (INCORPORATED BY REFERENCE TO EXHIBIT (A) (1) OF THE COMPANY'S TENDER OFFER STATEMENT ON SCHEDULE TO FILED FEBRUARY __, 2006).

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 /s/ Gregory Strzynski
                                                 -------------------------------
                                                           (Signature)

                                                 Chief Financial Officer
                                                 -------------------------------
                                                         (Name and Title)

                                                 February 16, 2006
                                                 -------------------------------
                                                            (Date)

                                                 /s/ Donald J. Williamson
                                                 -------------------------------
                                                 February 16, 2006
                                                 -------------------------------

                                                 /s/ Patsy Williamson
                                                 -------------------------------
                                                 February 16, 2006
                                                 -------------------------------

                                                 /s/ Lisa Alexander
                                                 -------------------------------
                                                 February 16, 2006
                                                 -------------------------------



Instruction to Signature:

      The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See
      Section 240.12b-11 with respect to signature requirements.